Exhibit 99.1

Castor Maritime Inc. Announces the Date of its 2023 Annual General Meeting of Shareholders

Limassol, Cyprus, July 31, 2023 – Castor Maritime Inc. (NASDAQ: CTRM), (“Castor” or the “Company”), a diversified global shipping company, announced today that its Board of Directors (the "Board") has scheduled the Company’s 2023 Annual General Meeting of Shareholders (the "Meeting") to be held on September 1, 2023, at 6:00 p.m., local time, at 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus. The Board has fixed a record date of July 3, 2023 (the "Record Date") for the determination of the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

The Company’s Notice of the Meeting and Proxy Statement will be mailed on or around August 1, 2023, to shareholders of record as of the Record Date and will be furnished to the Securities and Exchange Commission (the "Commission") and available on the Commission's website at www.sec.gov. The proxy material will also be available on the Company’s website at www.castormaritime.com.

About Castor Maritime Inc.

Castor Maritime Inc. is an international provider of shipping transportation services through its ownership of oceangoing cargo vessels.

Castor owns a fleet of 20 vessels, with an aggregate capacity of 1.6 million dwt, currently consisting of one Capesize, six Kamsarmax, 11 Panamax dry bulk vessels, which include the M/V Magic Moon it has previously announced it has agreed to sell on March 23, 2023, and two 2,700 TEU containership vessels.

For more information please visit the Company’s website at www.castormaritime.com Information on our website does not constitute a part of this press release.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these forward-looking statements, including these expectations, beliefs or projections. In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward‐looking statements include the effects of the spin-off of our tanker business, our business strategy, shipping market conditions and trends, the rapid growth of our fleet, our relationships with our current and future service providers and customers, our ability to borrow under existing or future debt agreements or to refinance our debt on favorable terms and our ability to comply with the covenants contained therein, our continued ability to enter into time or voyage charters with existing and new customers and to re-charter our vessels upon the expiry of the existing charters, changes in our operating and capitalized expenses, our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels, instances of off-hire, future sales of our securities in the public market and our ability to maintain compliance with applicable listing standards, volatility in our share price, potential conflicts of interest involving members of our board of directors, senior management and certain of our service providers that are related parties, general domestic and international political conditions or events (including “trade wars”, global public health threats and major outbreaks of disease), changes in seaborne and other transportation, changes in governmental rules and regulations or actions taken by regulatory authorities, and the impact of adverse weather and natural disasters. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication, except to the extent required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all or any of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these foregoing and other risks and uncertainties. These factors and any other risk factors described in this press release are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

CONTACT DETAILS

For further information please contact:

Petros Panagiotidis
Castor Maritime Inc.
Email: ir@castormaritime.com

Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com